

16014862

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-68428~~

8-66180

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PGP Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 W. Olympic Blvd., Unit 28 C
(No. and Street)

Los Angeles	**California**	**90015**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Kim **310-268-0885**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

(Name – if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Stewart Kim**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PGP Capital Advisors, LLC**, as of **December 31, 2015**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 11th day of March, 2016 by Stewart Kim

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

Notary Public

Signature

Managing Director

Title



GSN1
RUBEN AVITIA
COMM. # 1981290
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. June 25, 2016
GSN1

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PGP Capital Advisors, LLC

Annual Audit Report

December 31, 2015

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2015

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave, Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
PGP Capital Advisors, LLC

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC. as of December 31, 2015, and the related statement of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of PGP Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of PGP Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of PGP Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 9, 2016

PGP Capital Advisors, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	71,332
Securities		6,293
Note receivable		10,031
Accounts receivable		10,000
Fixed Assets, net of accumulated depreciation of $2,534		3,452
Prepaid expenses and other assets		3,862
Total Assets	$	104,970

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	32,570
Total Liabilities		32,570
Member's Equity		72,400
Total Liabilities and Member's Equity	$	104,970

PGP Capital Advisors, LLC

Statement of Income

For the Year Ended December 31, 2015

Revenue	
Investment banking fees	$ 557,250
Unrealized gains	1,512
Other Income	7,507
Total Revenue	566,269
Expenses	
Salaries and wages	73,013
Commissions	295,911
Employee Benefits	10,796
Travel and entertainment	58,947
Rent	54,299
Regulatory fees	5,163
Research	22,620
Telephone	11,621
Professional fees	20,680
Other operating expenses	85,544
Total Expenses	638,594
Net Loss	$ (72,325)

PGP Capital Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

December 31, 2014	$	84,551
Capital Contributions		60,174
Net income		(72,325)
December 31, 2015	$	72,400

PGP Capital Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net Loss	$	(72,325)
Depreciaiton		1,945
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Securities		26,577
Accounts receivable		(20,031)
Prepaid expenses and other assets		6,929
Increase (decrease) in:		
Accounts payable and accrued expenses		(13,612)
Net Cash Used by Operating Activities		(70,517)
Investing Activities		
Computers & Equipment		(1,822)
Net cash used by investing activities		(1,822)
Cash Flows from Financing Activities		
Capital Contributions		60,174
Net Cash Provided by Financing Activities		60,174
Net Decrease in Cash and Cash equivalents		(12,165)
Cash and cash equivalents at beginning of year		83,497
Cash and Cash Equivalents at End of Year	$	71,332

1. Organization

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability *Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique* investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees

The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

Uncertain tax positions

The Company has adopted FAST ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2015 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2012 through 2014 tax years remain subject to examination by the IRS and State of California. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Significant Accounting Policies "continued"

Property and Equipment

Property and equipment are summarized by major classifications as follows:

	2015
Computers and equipment	$5,986
Less Accumulated Depreciation	(2,534)
Net computers and equipment	$3,452

Total depreciation expense was $1,945 for the year ended December 31, 2015, using three year straight-line depreciation.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be reccived to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Fair Value Measurements "continued"

Assets Measured and Recognized at Fair Value on a Recurring Basis
The fair value of the investment in securities is based on the quoted market price. The fair value of the securities receivable is based on the quoted market price of the underlying asset.

The tables below present the amounts of assets measured at fair value on a recurring basis:

December 31, 2015				
	Level 1	**Level 2**	**Level 3**	**Total**
Assets at fair value:				
Investment in securities				
Equities	$ 6,293	$ -	$ -	$ 6,293
Securities receivable	-	-	-	-
Total assets at fair value	$ 6,293	$ -	$ -	$ 6,293

4. Operating Leases

The Company leases its facilities under an agreement with John Hancock Real Estate that expires December 31, 2021. Base rent expense for the lease for year ended December 31, 2015 was $29,267.

Future minimum lease payments excluding taxes and fees are as follows:

Year ended December 31,	Base Amount
2016	$30,146
2017	$31,044
2018	$31,969
2019	$32,928
2020	$33,921
2021	$34,940
Total	$194,948

5. Note Receivable

There is a note receivable from a former representative in the amount of $10,131 at December 31, 2015, that is due before the year end 2016 and bears interest equal to one dollar ($1).

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $52,453 which exceeded the requirement by $47,453.

At December 31, 2015 the percentage of aggregate indebtedness was 62.09 percent to 1. The Company had accrued liabilities of $32,570 at December 31, 2015.

7. Risk Concentration

For the period ending December 31, 2015, 22% of investment banking fees were earned from one client.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its temporary cash investments with high quality financial institutions. At such time such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

8. Commitments and contingencies

The Company does not have any commitments or contingencies.

9. Subsequent Events

The Company has evaluated subsequent events through March 9, 2016, the date which the financial statements were available to be issued, and has determined no event or transactions requiring disclosure.

SUPPLEMENTAL INFORMATION

PGP Capital Advisors, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Net Capital	
Total member's equity	$ 72,400
Less: Non-allowable assets	
Accounts receivable	11,531
Prepaid expenses and other assets	3,862
Fixed Assets	3,452
Total non-allowable assets	18,845
Tentative Net Capital	53,555
Haircut on Money Market $861 at 2%	17
Haircut on Securities $6,293 at 15%	944
Undue Concentration	141
Net Capital	52,453
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $32,570 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 47,453

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2015.

PGP Capital Advisors, LLC
Schedule II
December 31, 2015

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
PGP Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying PGP Capital Advisors, LLC Exemption Report, in which (1) PGP Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PGP Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) PGP Capital Advisors, LLC stated that PGP Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PGP Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PGP Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 9, 2016

PGP CAPITAL ADVISORS, LLC
The Investment Bank for Emerging Companies

PGP Capital Advisors (the "Company") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F. R . §240.17a-5 (d)(l) and (4). To the best of this knowledge and belief, the company stated the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (K)(2)(i)

and

(2) The Company met the identified exemption provisions in 17.C.F.R. §240.15c3-3 (k) (2)(i) throughout the most recent fiscal year without exception.

I Stewart Kim affirm that, to my best of my knowledge and belief, this Exemption Report is True.

By: 
Title: Managing Partner

February 12,2016

865 S. Figueroa Street, Suite 1330 Los Angeles, CA 90017 Tel 310.268.0885



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
PGP Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by PGP Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PGP Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PGP Capital Advisors, LLC's management is responsible for the PGP Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

March 9, 2016


PGP CAPITAL ADVISORS, LLC
The Investment Bank for Emerging Companies

March 9, 2016

Manager, Member Assessment
Securities Investor Protection Corporation
P.O. Box 92185
Washington, D.C 200090-2185

To Whom It May Concern,

We are submitting an amended From SIPC-7 for calendar 2015 and a check representing an incremental fee owed by our firm, according to our calculations. Our 2015 revenue on line 2a has now increased from $554,757 to $566,269 which is the result from the adjusted trail balance dated February 4th, 2016 SIPC 7.

The reason for the adjustment is that our company received a retainer fee on January 2016 from the client instead of December 2015.

Please call us if you have any questions and thank you for your assistance.

Sincerely,



Stewart Kim
Managing Partner

865 S. Figueroa Street, Suite 1330 Los Angeles, CA 90017 Tel 310.268.0885

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

Amended

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3012*********************MIXED AADC 220
066180 FINRA DEC
PGP CAPITAL ADVISORS LLC
900 W OLYMPIC BLVD UNIT 28C
LOS ANGELES CA 90015-1340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stewart Kim 310.268.0885

2. A. General Assessment (item 2e from page 2) $ ~~1386.89~~ 1,416.67

B. Less payment made with SIPC-6 filed (exclude interest) (478.76)

July 22nd, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~908.13~~ 29.78

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PGP Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ~~1~~ 10 day of ~~February~~ March, 20 16.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~554,757~~ $ 566,269
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ ~~554,757~~ 566,269
2e. General Assessment @ .0025	$ ~~1,386.89~~ 1,415.67 (to page 1, line 2.A.)